Exhibit 99.2

CONVERTIBLE PROMISSORY NOTE

Effective Date: [ ]	U.S. $[ ]

FOR VALUE RECEIVED, MicroCloud Hologram Inc., a Cayman Islands exempted company (“Borrower”), promises to pay to _______, a __________ company, or its successors or assigns (“Lender”), $[   ] and any interest, fees, charges, and late fees accrued hereunder on the date (the “Maturity Date”) that is twenty-four (24) months after the date the Purchase Price for this Note is delivered by Lender to Borrower (the “Purchase Price Date”) in accordance with the terms set forth herein and to pay interest on the Outstanding Balance (as defined below) at the simple rate of 0% per annum from the Purchase Price Date until the same is paid in full. Notwithstanding the foregoing, Borrower may, in its sole discretion, by delivery of a written notice to Lender not less than two (2) days prior to the then applicable Maturity Date, extend the Maturity Date; provided that the new Maturity Date shall in no event be more than three hundred and sixty-four (364) days after the Purchase Price Date. All interests hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, and shall be payable on the Maturity Date.

This Convertible Promissory Note (this “Note”) is issued and made effective as of [   ] (the “Effective Date”). This Note is issued pursuant to that certain Convertible Note Purchase Agreement dated [   ], as the same may be amended from time to time, by and between Borrower and Lender (the “Purchase Agreement”). For all purposes of this Note, (a) the “Outstanding Balance” means, as of any date of determination, the Purchase Price, as reduced or increased, as the case may be, pursuant to the terms hereof for payment, Conversion (as defined below), offset, or otherwise, plus accrued but unpaid interest, and (b) “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by applicable laws to be closed in Beijing, Cayman Islands, Hong Kong or New York.

The purchase price for this Note shall be $[   ] (the “Purchase Price”). The Purchase Price shall be payable by Lender by wire transfer of immediately available funds.

1. Payment; Prepayment.

1.1. Payment. All payments owing hereunder shall be in lawful money of the United States of America or Conversion Shares (as defined below), as provided for herein, and delivered to Lender at the address or bank account furnished to Borrower for that purpose. All payments shall be applied first to (a) costs of collection, if any, then to (b) fees and charges, if any, then to (c) accrued and unpaid interest, and thereafter, to (d) principal.

1.2. Prepayment. Notwithstanding the foregoing, Borrower shall have the right to prepay all or any portion of the Outstanding Balance (less such portion of the Outstanding Balance for which Borrower has received a Conversion Notice (as defined below) from Lender where the applicable Conversion Shares have not yet been delivered).

2. Security. This Note is unsecured.

3. Lender Optional Conversion.

3.1. Conversions. Lender has the right at any time after the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all, or a portion of the Outstanding Balance into ordinary shares of par value US$0.0001 each of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price. Conversion notices shall be in the form attached hereto as Exhibit A (each, a “Conversion Notice”) and may be effectively delivered to Borrower by any method set forth in the “Notices” section of the Purchase Agreement. Borrower shall take necessary actions to enable the share registrar or transfer agent to deliver the Conversion Shares from any Conversion to Lender or its Permitted Designee (as defined below) in accordance with Section 7 below. “Permitted Designee” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity which directly, legally and beneficially owns any issued and outstanding equity securities of Lender.

3.2. Conversion Price. Subject to adjustment as set forth in this Note, the price at which Lender has the right to convert all, and no less than all, of the Outstanding Balance into Conversion Shares is the Conversion Price, which shall be calculated as (A) the lowest market closing price of the Company’s ordinary shares in the sixty (60) trading days preceding the date of the Conversion Notice (the “Reference Price”), (B) multiplied by 70%, and (C) rounded down to the nearest 2 decimal places, subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transactions.

4. Trigger Events; Defaults; and Remedies.

4.1. Trigger Events. The following are trigger events under this Note (each, a “Trigger Event”): (a) Borrower fails to pay any principal, interest, fees, charges, or any other amount when due and payable hereunder; (b) a receiver, trustee or other similar official shall be appointed over Borrower or a material part of its assets and such appointment shall remain uncontested for 60 days or shall not be dismissed or discharged within 60 days; (c) Borrower files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); (d) an involuntary bankruptcy proceeding is commenced or filed against Borrower.

4.2. Defaults. At any time following the occurrence of a Trigger Event, Lender may, at its option, send written notice to Borrower demanding that Borrower cure the Trigger Event within 60 Business Days. If Borrower fails to cure the Trigger Event within the required 60 Business Day cure period, the Trigger Event will automatically become an event of default hereunder (each, an “Event of Default”) and the date of the Event of Default shall be the 60th Business Day following the occurrence of the relevant Trigger Event.

4.3. Default Remedies. At any time and from time to time following the occurrence of any Event of Default, Lender may accelerate this Note by written notice to Borrower, with the Outstanding Balance becoming immediately due and payable in cash. At any time following the occurrence of any Event of Default, upon written notice given by Lender to Borrower to accelerate this Note, interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to 10% per annum (“Default Interest”) until the Outstanding Balance is paid in full. For the avoidance of doubt, the foregoing interest rate of 10% per annum shall be the only interest that may accrue on the Outstanding Balance beginning on the date of the applicable Event of Default, and the original interest rate of 0% per annum shall cease to have effect from the date of the applicable Event of Default. Lender may continue making Conversions at any time following a Trigger Event or an Event of Default until such time as the Outstanding Balance is paid in full. Such acceleration may be rescinded and annulled by Lender at any time prior to payment hereunder and Lender shall have all rights as a holder of the Note until such time, if any, as Lender receives full payment pursuant to this Section 4.3. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Nothing herein shall limit Lender’s right to pursue any other remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to Borrower’s failure to timely deliver Conversion Shares upon Conversion of the Note as required pursuant to the terms hereof.

5. Waiver. No waiver of any provision of this Note shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

6. Adjustment of Conversion Price upon Share Subdivision or Combination. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date subdivides (by any stock split, stock dividend, recapitalization, ratio change or otherwise) its outstanding ordinary shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date combines (by combination, reverse stock split, ratio change or otherwise) its outstanding Class ordinary shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 6 shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 6 occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

7. Method of Conversion Share Delivery. On or before the close of business on the 10th Business Day following the date of delivery of a Conversion Notice (the “Delivery Date”), Borrower shall deliver or cause its share registrar or transfer agent to deliver the applicable Conversion Shares and a certificate representing the number of Conversion Shares to which Lender shall be entitled, registered in the name of Lender or its Permitted Designee. Moreover, and notwithstanding anything to the contrary herein or in any other Transaction Document, in the event Borrower or its share registrar or transfer agent refuses to deliver any Conversion Shares without a restrictive securities legend to Lender on grounds that such issuance is in violation of Rule 144 under the Securities Act of 1933, as amended (“Rule 144”), Borrower shall deliver or cause its share registrar or transfer agent to deliver the applicable Conversion Shares to Lender with a restricted securities legend, but otherwise in accordance with the provisions of this Section 7.

8. Issuance Fees. Lender will be solely liable for any fees that must be paid by Borrower in order to issue any Conversion Shares.

9. Ownership Limitation. Notwithstanding anything to the contrary contained in this Note or the other Transaction Documents, Borrower may, at its option, decline to effect any conversion of this Note to the extent that after giving effect to such conversion would cause each of Lender or any Permitted Designee to, on an individual basis, beneficially own a number of shares exceeding 9.99% of the number of shares outstanding on such date (including for such purpose the Conversion Shares issuable upon such issuance) (the “Maximum Percentage”). For purposes of this section, beneficial ownership of shares will be determined pursuant to Section 13(d) of the 1934 Act. Borrower and Lender may, by written agreement, increase, decrease or waive the Maximum Percentage as to Lender.

10. Opinion of Counsel. In the event that an opinion of counsel is needed for any matter related to this Note, Lender has the right to have any such opinion provided by its counsel at its own costs.

11. Governing Law; Dispute Resolution. This Agreement shall be governed by and construed exclusively in accordance with the laws of New York, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction to the rights and duties of the parties hereunder. The Company and the Purchaser agree to negotiate in good faith to resolve any dispute, controversy, difference or claim arising out of or relating to or regarding this Agreement including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (each, a “Dispute”).

12. Cancellation. After repayment or conversion of the entire Outstanding Balance, this Note shall be deemed paid in full, shall automatically be deemed canceled, and shall not be reissued.

13. Amendments. The prior written consent of both parties hereto shall be required for any change or amendment to this Note.

14. Assignments. Borrower may not assign this Note without the prior written consent of Lender. This Note may not be offered, sold, assigned or transferred by Lender without the consent of Borrower, and Borrower is not obligated to give such consent. For avoidance of doubt, ADSs issued to Lender upon conversion of Conversion Shares may be offered, sold, assigned or transferred by Lender without the consent of Borrower.

15. Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the section of the Purchase Agreement titled “Notices.”

16. Severability. If any part of this Note is construed to be in violation of any law, such part shall be modified to achieve the objective of Borrower and Lender to the fullest extent permitted by law and the balance of this Note shall remain in full force and effect.

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IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed as of the Effective Date.

BORROWER:

MicroCloud Hologram Inc.

By:
Name:	Guohui Kang
Title:	Chief Executive Officer and Director

ACKNOWLEDGED, ACCEPTED AND AGREED:

LENDER:

By:
Name:
Title:

[Signature Page to Convertible Promissory Note]

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